SilverCrest Mines, Inc.
Suite 501, 570 Granville Street
Vancouver, BC
Canada   V6C 3P1

September 12, 2013

Securities and Exchange Commission Office of Beverages, Apparel and Mining 100 F Street, N.E. Washington, D.C. 20549 Attn: Ms. Tia L. Jenkins
Re:
Responses to the Securities and Exchange Commission
Staff Comments dated August 16, 2013, regarding
SilverCrest Mines, Inc.
Form 40-F for the Year Ended December 31, 2012
Filed April 5, 2013
File No. 001-35632

Ladies and Gentlemen:

On July 30, 2013, the staff issued a comment letter regarding the annual report on Form 40-F of SilverCrest Mines, Inc. (“SilverCrest”), and SilverCrest responded on August 7, 2013.  On August 16, 2013, the staff issued a further comment letter (“Comment Letter 2”) and this letter responds to the staffs comments set forth therein.

On August 26, 2013, Kenneth Sam of Dorsey & Whitney LLP, contacted Blaise Rhodes to discuss comment number 2 in Comment Letter 2 and emailed Mr. Rhodes a draft response to such comment.  A copy of the draft response is attached hereto as Exhibit A.  After discussion of the draft response between Mr. Sam and Mr. Rhodes, on September 4, 2013, Barney Magnusson, Chief Financial Officer, Mani Al-Khafaji of SilverCrest’s internal accounting team and Mr. Sam participated in a conference call with Blaise Rhodes and Nasreen Mohammed of the Staff to discuss comment number 2 in Comment Letter 2.

For your convenience, the staff’s comments are included below and we have numbered our responses in accordance with the Staff’s August 16, 2013 comment letter.

In some of the responses, we have agreed to change or supplement the disclosures in future filings.  We are doing so in the spirit of cooperation with the staff of the Securities and Exchange Commission (the “Commission”), and not because we believe our prior filing is materially deficient or inaccurate.  Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient.

United States Securities and Exchange Commission
September 12, 2013

Our responses are as follows:

Form 40-F for the Year Ended December 31, 2012

Exhibit 99.1 Annual Information Form

Update to the Technical Summary of Preliminary Assessment Report, page 42

Staff Comment No. 1.

We note your responses to Comments 1 and 2 that your filings are prepared pursuant to Canadian disclosure requirements under the Multijurisdictional Disclosure System (MJDS).  Please note that the MJDS pre-dates our review requirements as mandated under Sarbanes-Oxley Act of 2002, which requires us to review the filings of all public companies including MJDS filers.  We reissue comment 1 and 2, please provide supplementally the most current updated information for your Santa Elena property and include the tabulations that were used to update your fiscal year-end reserve/resource estimates supporting your statements the reserves at the Santa Elena Mine had declined by approximately 50%.

SilverCrest Mines, Inc.’s Response:

The information requested by the Staff on July 30, 2013 in comments 1 and 2, and comment 1 in the August 16, 2013 comment letter, is contained in the NI 43-101 Technical Report titled “Santa Elena Expansion Pre-Feasibility Study and Open Pit Reserve Update” (the “Technical Report”) effective date April 30, 2013, submitted to the SEC on July 25, 2013 under cover of Form 6-K.  Please review the information contained in the Technical Report, specifically “Table 1.1: Update Mineral Reserve and Resource Estimates”.  SilverCrest Mines has not changed its methods of computing depletion expense nor the related policies in comparison to with the most recent annual financial statements; we have only changed the denominator in the depletion calculation to reflect the most updated and disclosed probable reserves base per the Technical Report.

The Company understands that Sarbanes-Oxley Act of 2002 requires the Staff to review filings made with the Securities and Exchange Commission.  However, based on the advice of our U.S. legal counsel, we understand that Sarbanes-Oxley Act of 2002 does not change the disclosure requirements of the Multijurisdictional Disclosure System (MJDS) adopted by the securities regulatory authorities in Canada and the Commission.   Pursuant to MJDS, SilverCrest prepares its Annual Information Form in accordance with applicable Canadian disclosure requirements.  SilverCrest intends to continue to prepare its Annual Information Form and other Canadian MJDS reports filed with the Commission pursuant to such Canadian disclosure requirements.

Exhibit 99.2 Consolidated Financial Statements

Notes to the Consolidated Financial Statements, page 7

2. Significant Accounting Policies, page 8

Staff Comment No. 2.

We read your response to our prior comment 4 and we note that you estimate 100% of indicated resources in the open pit to be probable of economic extraction.  You also

United States Securities and Exchange Commission
September 12, 2013

state that probable reserves were used in the calculation of depletion expense and no inferred resources are included in probable reserves.  Please provide us with draft disclosures to be included in future filings to clarify your current disclosure.

SilverCrest Mines, Inc.’s Response:

The Company confirms that it estimates that 100% of indicated resources in the open pit are probable of economic extraction and that probable reserves are used in the calculation of depletion expense.  The Company also confirms that no inferred resources are included in probable reserves.

As confirmed on the September 4, 2013 discussion with the Staff, the Company uses probable reserve estimates contained in the Company’s NI 43-101 Technical Report titled “Santa Elena Expansion Pre-Feasibility Study and Open Pit Reserve Update” (the “Technical Report”) effective date April 30, 2013, submitted to the SEC on July 25, 2013 under cover of Form 6-K, to calculate depletion expense.

In future filings, the Company proposes to revise the following statements of Significant Accounting Policies to clarify its policies in this regard as follows:

Use of Judgments and Estimates

The preparation of these condensed consolidated interim financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts and the valuation of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the condensed consolidated interim financial statements and the reported amounts of revenues and expenditures during the period.

These judgments and estimates are continuously evaluated and are based on management’s experience and knowledge of the relevant facts and circumstances. Actual results may differ from the amounts included in the condensed consolidated interim financial statements.

The key areas where judgments, estimates and assumptions have been made are summarized as follows:

Estimates of the quantities of probable reserves, which are used in: the calculation of depletion expense; the capitalization of production phase stripping costs; and, forecasting the timing of the payments related to the asset retirement obligations. Figures for reserves are determined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) of the Canadian Securities Administrators and Canadian Institute of Mining, Metallurgy and Petroleum standards. Probable reserves are the economically mineable parts of the Company’s measured and indicated mineral resources demonstrated by at least a preliminary feasibility study. The Company estimates its probable reserves based on information compiled

United States Securities and Exchange Commission
September 12, 2013

by appropriately qualified persons. The information relating to the geological data on the size, depth and shape of an orebody requires complex geological judgments to interpret the data. The estimation of future cash flows related to probable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements and production costs along with geological assumptions and judgments made in estimating the size and grade of the orebody. Changes in the probable reserves may impact the carrying value of property, plant and equipment, asset retirement obligations, recognition of deferred tax amounts and depletion expense. Mineral properties and mine development costs are depreciated on a units-of-production basis over the probable reserves to which they relate, inferred resources are not included in probable reserves or the calculation of depletion. The Company has updated the quantities of probable reserves used in its calculations, to reflect the updated NI 43-101 Technical Report titled “Santa Elena Expansion Pre-Feasibility Study and Open Pit Reserve Update” effective date April 30, 2013 and filed July 25, 2013 on SEDAR at www.sedar.com.

* * * * *

SilverCrest Mines, Inc. hereby acknowledges that:

●	SilverCrest Mines, Inc. is responsible for the adequacy and accuracy of the disclosure in the filing.

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

●	SilverCrest Mines, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your review of the filing.  If you should have any questions regarding the response letter, please do not hesitate to contact our United States legal counsel, Kenneth Sam of Dorsey & Whitney LLP, at (303) 629-3445.

Sincerely,
SilverCrest Mines, Inc.

/s/ J. Scott Drever
J. Scott Drever
Chairman and CEO

cc:           Kenneth Sam, Dorsey & Whitney LLP

United States Securities and Exchange Commission
September 12, 2013

Exhibit A

As previously stated in the Company’s response to prior SEC Comment No. 4, the Company confirms that it estimates that 100% of indicated resources in the open pit are probable of economic extraction and that probable reserves are used in the calculation of depletion expense.  The Company also confirms that no inferred resources are included in probable reserves or the calculation of depletion expense.

In future filings, the Company proposes to revise the following statements of Significant Accounting Policies to clarify its policies in this regard:

Use of Judgments and Estimates

The preparation of these condensed consolidated interim financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts and the valuation of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the condensed consolidated interim financial statements and the reported amounts of revenues and expenditures during the period.

These judgments and estimates are continuously evaluated and are based on management’s experience and knowledge of the relevant facts and circumstances. Actual results may differ from the amounts included in the condensed consolidated interim financial statements.

The key areas where judgments, estimates and assumptions have been made are summarized as follows:

Estimates of the quantities of proven and probable reserves and the portion of resources considered to be probable of economic extraction, which are used in: the calculation of depletion expense; the capitalization of production phase stripping costs; and, forecasting the timing of the payments related to the asset retirement obligations. ~~SilverCrest estimates ore reserves and mineral resources based on information compiled by qualified persons as defined in accordance with the Canadian Securities Administrators’ National Instrument 43-101 Standards of Disclosure for Mineral Projects requirements;~~ Figures for reserves and resources are determined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) of the Canadian Securities Administrators and Canadian Institute of Mining, Metallurgy and Petroleum standards. Proven and probable reserves are the economically mineable parts of the Company’s measured and indicated mineral resources demonstrated by at least a preliminary feasibility study. The Company estimates its proven and probable reserves and measured and indicated and inferred mineral resources based on information compiled by appropriately qualified persons. The information relating to the geological data on the size, depth

United States Securities and Exchange Commission
September 12, 2013

and shape of an orebody requires complex geological judgments to interpret the data. The estimation of future cash flows related to proven and probable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements and production costs along with geological assumptions and judgments made in estimating the size and grade of the orebody. Changes in the proven and probable reserves or measured and indicated and inferred mineral resources estimates may impact the carrying value of property, plant and equipment, asset retirement obligations, recognition of deferred tax amounts and depletion expense.